Nine months ended March 31, 2006 and 2005

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51 – 102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying un-audited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Consolidated Balance Sheets (Expressed in Canadian dollars)
	March 31,		June 30,
	2006	2005	2005
Assets	(Unaudited	(Unaudited)	(Audited)

Current Assets:
Cash and cash equivalents	$1,430,440	$234,035	$92,455
Accounts receivable and prepaid expenses/deposits	24,513	44,058	14,790
Due from related parties (Note 7)	-	-	20,932
Other receivables	7,662	-	5,192
	1,462,615	278,093	133,369

Equipment (Note 4)	356,443	189,816	153,297
Technology rights (Note 5)	363,039	447,674	424,054
Investments	-	266,667	-
	$2,182,097	$1,182,250	$710,720

Liabilities and Shareholder's Equity

Current Liabilities:
Accounts payable and accrued liabilities	$80,888	$7,153	$62,594
Dividend payable	105,479	-	-
Current portion of Due to ImmPheron Inc. (Note 5(a))	15,240	178,900	80,770
Due to related parties	-	(8,164)	-
	201,607	177,889	143,364

Due to ImmPheron Inc	-	26,870	-

Shareholder's Equity:

Common shares (Note 8(b))	4,820,436	3,983,893	3,983,893
Exchangeable preferred shares (Note 8(c))	468,276	343,276	468,276
Series A convertible preferred shares (Note 8(d))	2,428,556	-	-
Contributed surplus- stock options (Note 8(e))	636,614	268,198	571,545
Deficit accumulated during the development stage	(6,373,392)	(3,617,876)	(4,456,358)
	1,980,490	977,491	567,356
	$2,182,097	$1,182,250	$710,720
Going concern (Note 1)
See accompanying notes to consolidated financial statements
Approved on behalf of the Board:

“Alton Charles Morgan”		Director

“Thomas Wharton”		Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (EXPRESSED IN CANADIAN DOLLARS) FOR THE NINE MONTHS ENDED MARCH 31, 2006 AND 2005 (UNAUDITED, PREPARED BY MANAGEMENT)
	Three Months Ended March 31,		Nine Months Ended March 31,
	2006	2005	2006	2005

Interest income	$16,450	$3,029	$34,795	$3,712

Expenses:
Amortization	53,299	39,732	138,439	91,874
Automobile	10,224	5,325	38,202	10,836
Bank charges and Interest	1,248	182	3,391	716
Consulting fees (Note 7)	142,672	136,310	303,411	313,881
Legal and Accounting	58,943	24,370	169,993	80,190
Management Fees (Note 7)	6,000	15,000	32,000	45,000
Meals and Entertainment	10,544	59	23,733	1,759
Office and Administration	28,505	19,429	57,912	70,501
Rent	1,500	1,500	3,500	4,500
Investor Relations	47,869	-	157,144	-
Research consulting fees:
Related parties (Note 7)	35,689	20,250	99,903	57,657
ImmPheron Inc. (Note 5(a))	127,731	101,687	410,788	289,694
Others	-	7,327	26,514	20,244
Stock-based compensation (Note 8(e))	9,543	-	65,069	138,407
Marketing expenses	11,559	-	43,061	-
Telephone	19,479	10,061	61,193	21,435
Transfer agent and filing fees	10,127	2,828	37,796	15,713
Travel	86,732	82,872	180,866	182,414
	661,664	466,932	1,852,915	1,344,821
Loss before the undernoted	(645,214)	(463,903)	(1,818,120)	(1,341,109)
Foreign Exchange gain	4,298	300	6,565	2,070
Loss for the period	(640,916)	(463,603)	(1,811,555)	(1,339,039)
Dividends (Note 8(d))	(105,479)	-	(105,479)	-
Deficit accumulated during the development stage, beginning of period	(5,626,997)	(3,154,273)	(4,456,358)	(2,278,837)
Deficit accumulated during the development stage, end of period	$(6,373,392)	$(3,617,876)	$(6,373,392)	$(3,617,876)
Basic and diluted loss per share (Note 2(h))	$(0.02)	$(0.02)	$(0.07)	$(0.07)
Weighted average number of common shares outstanding (Note 2(h))	25,776,795	21,049,444	24,732,042	20,138,779
See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) For the nine months ended March 31, 2006 and 2005 (Unaudited, prepared by management)
	Three Months Ended March 31,		Nine Months Ended March 31,
2006	2005	2006		2005

Cash Provided by (used in):
Operations:

Loss for the period	$(640,916)	$(463,603)	$(1,811,555)	$(1,339,039)
Items not involving cash:
Amortization	53,299	39,732	138,439	91,874
Stock-based compensation	9,543	-	65,069	138,407
Changes in non-cash operating working capital:
Accounts receivable and prepaid expenses/deposits	5,811	10,042	(9,723)	18,049
Other receivable	10,632	-	(2,470)	-
Accounts payable and accrued liabilities	(72,584)	(25,553)	18,294	(55,480)

(634,215)	(439,382)	(1,601,946)		(1,145,829)

Investments:
Acquisition of equipment	(30,159)	(164,890)	(252,786)	(170,470)
Acquisition of technology rights	-	-	(27,784)	(62,483)
(30,159)	(164,890)	(280,570)		(232,953)

Financing:
Current portion of long-term debt	-	(25,000)	-	125,000
Due to/from related parties	-	(12,669)	20,932	(29,800)
Loan payment to ImmPheron	-	-	(65,530)	(26,950)
Proceeds from share issuance	121,500	211,027	3,633,000	1,117,347
Issuance cost	-	-	(367,901)	-
121,500	173,358	3,220,501		1,185,597

Increase (decrease) in cash and cash equivalents	(542,874)	(430,914)	1,337,985	(193,185)
Cash and cash equivalents, beginning of period	1,973,314	664,949	92,455	427,220
Cash and cash equivalents, end of period	$1,430,440	$234,035	$1,430,440	$234,035

See accompanying notes to the consolidated financial statements

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

1.

Operations:

InNexus Biotechnology Inc. (“IBI” or the “Company”) is incorporated under the laws of the province of British Columbia, Canada. On July 3, 2003, the Company changed its name from Cusil Venture Corporation (“Cusil”) to InNexus Biotechnology Inc. in connection with a business combination (Note 3).  The Company is a biotechnology company focused on the development of the next generation of monoclonal antibodies termed “SuperAntibody™”.  SuperAntibody™ Technology (“SAT”) seeks to improve the therapeutic potency of existing monoclonal antibody products by increasing the binding to target antigen, enhancing antibody effector functions and installing new properties into antibodies.  The Company is a development stage enterprise and commercial operations have not yet commenced.

These consolidated financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.  The Company incurred a loss of $1,811,555 during the nine months ended March 31, 2006 (nine months ended March 31, 2005 - $1,339,039).  The Company has not yet generated any cash revenue (other than interest revenue) and at March 31, 2006, had a deficit accumulated during development stage of $6,373,392 (June 30, 2005 - $4,456,358).  In addition, at March 31, 2006, the Company had working capital of $1,261,008 (June 30, 2005 - $9,995 working capital deficiency), which is not sufficient for the Company to meet its planned business objectives for the foreseeable future.  To March 31, 2006, the Company had financed its cash requirements primarily from private placements of shares and exercise of share purchase warrants and stock options, and from loans and share issuances to directors and other related parties.

In September and October 2005 the Company completed two private placements for gross proceeds of $3,005,000 (Notes 8(b) and 8(d)). The Company’s continuation as a going concern is uncertain and dependent on successfully bringing its technologies to market, achieving future profitable operations and obtaining additional sources of financing to sustain its operations, the outcome of which cannot be predicted at this time.  Although the Company has been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event the Company cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further development of its technologies.  These consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should the Company not be able to continue in its operations.

2.

Significant accounting policies:

(a)

Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  They include the accounts of the Company and its subsidiaries InNexus, Inc. (“InNexus”), InNexus Exchange Corp. (“IEC”), both of which are U.S. corporations, InNexus Biotechnology International Limited (“IBIL”), a Barbados corporation, and North Bioscience Inc., a British Columbia corporation, all of which are wholly-owned.  All material intercompany transactions and balances have been eliminated on consolidation.

Effective June 27, 2003, Cusil, directly or with its wholly owned subsidiary IEC, completed the acquisition of 100% of the outstanding shares of InNexus (Note 3).  As the shareholders of InNexus obtained control of the Company through the exchange of their shares of InNexus for shares of the Company, Cusil’s transaction with InNexus has been accounted for in these financial statements similar to a reverse takeover. The consolidated statements of operations and deficit and cash flows for the nine months ended March 31, 2006 and 2005 reflect the consolidated results of operations and cash flows of InNexus, the legal subsidiary and InNexus Biotechnology Inc., the legal parent.

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

 (b)

Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

(c)

Equipment:

Equipment is recorded at cost and amortization is provided on a straight-line balance basis at the following rates commencing from the time the equipment is put in use:

Computer hardware and software

30% per annum

Laboratory equipment

       20% per annum

(d)

Technology rights:

Research costs are charged as an expense in the period in which they are incurred.  Development costs are charged as an expense in the period incurred unless the Company believes a development project meets generally accepted criteria for deferral and amortization.

Once the Company believes a development project meets the criteria for deferral and amortization, the Company defers further costs directly related to the development of the project, net of refundable investment tax credits and government assistance, until such time as the project reaches commercial production or the project is abandoned or sold.  At that time, all deferred costs on that project will either be amortized over its estimated useful life, or written-down to the estimated amount recoverable, as appropriate.

2.

Significant accounting policies (continued):

(d)

Technology rights (continued):

The costs of acquiring technology, trademarks, patents and licenses are capitalized and amortized on a straight-line basis over their estimated useful lives.  The net realizable value is assessed on a periodic basis based on estimated future cash flows and written-down to estimated fair value when considered necessary.

The carrying value of technology rights does not necessarily reflect present or future values.  The ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these technology rights.

(e)

Valuation of long-lived assets:

If management determines that the carrying value of equipment or technology rights exceeds the recoverable value based on future undiscounted cash flows, such assets are written down to their fair values.  No provisions for write-downs with respect to long-lived assets have been made to date.

(f)

Stock-based compensation:

The Company has a stock option plan, which is described in Note 8(e).

Effective July 1, 2003, the Company prospectively adopted the revised guidance of the Canadian Institute of Chartered Accountants’ handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which requires that the compensation cost for all stock-based awards be recorded at fair value and be recognized over the period in which the related services are rendered.

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by Management)

______

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options.  The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

(g)

Income taxes:

   The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(h)

Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. The Company calculates diluted loss per share using the treasury stock method.  In the Company’s case, however, diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

2.

Significant accounting policies (continued):

 (i)

Foreign currency translation:

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars as follows:

*

Revenue and expense items at the rate of exchange in effect on the dates they occur.

*

Non-monetary assets and liabilities at the rate of exchange in effect on the dates the assets were acquired or the liabilities were incurred.

*

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(j)

Use of estimates:

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.  Significant areas requiring the use of management estimates relate to the determination of impairment of technology rights and investment, and useful lives for amortization.  Actual results may differ from those estimates.

(k)

Comparative figures:

Certain of the prior periods comparative figures have been reclassified to conform to the presentation adopted for the current period.

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

______

2.

Business Combination:

Effective June 27, 2003, Cusil completed the acquisition of all the outstanding common shares of InNexus by the issuance of 3,830,000 common shares of Cusil and 3,750,000 exchangeable preferred shares of IEC (Note 8(c)). An additional 500,000 common shares of Cusil were issued to an unrelated party as a finder’s fee. Since the former shareholders of InNexus acquired control of the Company through the share exchange, this transaction has been accounted for under the purchase method of accounting as a reverse takeover. Under reverse takeover accounting, InNexus is considered to have acquired Cusil. The results of operations of Cusil are included in the consolidated financial statements from June 27, 2003, the date of the reverse takeover.

3.

Equipment:

During the nine months ended March 31, 2006, the Company purchased new laboratory equipment for $239,943 and computer hardware and software for $12,843.

March 31, 2006	Cost	Accumulated amortization	Net book value
Laboratory equipment	$ 395,310	$ 60,263	$ 335,047
Computer hardware and software	36,453	15,057	21,396
	$ 431,763	$ 75,320	$ 356,443

June 30, 2005	Cost	Accumulated amortization	Net book value
Laboratory equipment	$ 155,367	$ 17,306	$ 138,062
Computer hardware and software	23,610	8,374	15,235
	$ 178,977	$ 25,680	$ 153,297

5.

Technology rights:

		March 31,	June 30,
		2006	2005
Cost:
	SAT rights (Note 5(a))	$ 254,076	$ 254,076
	1F7 rights (Note 5(b))	11,897	10,000
	Additional antibodies (Note 5(c))	338,369	312,482
		604,342	576,558

	Accumulated amortization	(241,303)	(152,504)
		$ 363,039	$ 424,054

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

(a)

SAT rights:

Subsequent to completion of Cusil’s transaction with InNexus (Note 3), the Company acquired all of the intellectual property and patent rights related to the SAT held by ImmPheron Inc. ("lmmPheron") in exchange for the issuance of 2,500,000 exchangeable preferred shares of IEC (Note 8(c))  and  $254,076 (US$170,000), payable over a three and one-half year period.  InNexus had previously acquired certain SAT rights from ImmPheron under the terms of a June 19, 2001 development agreement with ImmPheron, but assigned a nominal amount to those rights as they were earned by incurring research and development expenditures.

In February 2002, InNexus entered into an agreement to acquire ImmPheron's remaining SAT rights subject to completion of the transaction with Cusil (Note 3).  On June 30, 2003, the Company paid US$50,000 and agreed to pay US$20,000 every six months thereafter for a total of 36 months, which is accrued in these consolidated financial statements, the remaining balance of $15,240 is due May 29, 2006. In addition, the Company agreed to incur a minimum of US$475,000 research and development of SAT over a three-year period.

To March 31, 2006, the Company had incurred a total of $2,227,568 (June 30, 2005 - $1,816,780) of research consulting fees on SAT.  The Company is unable to determine when significant positive cash flow from SAT will commence.

During fiscal 2005, the Company provided a guarantee for the payments due by ImmPheron on a lease over ImmPheron’s laboratory space in the Kentucky Technology Center in Lexington, Kentucky. This lease is for a term of five years commencing on December 1, 2004 with the following rent structure:

i.

Monthly rent of US$2,514 for the first year;

ii.

Monthly rent of US$3,352 for the second year; and

iii.

Monthly rent of US$4,190 for the third, fourth and fifth years.

After the third year, the lease can be terminated on 90 days written notice and payment to the Kentucky Technology Center of the undepreciated costs for leasehold improvements incurred by Kentucky Technology Center on behalf of ImmPheron.

2.

Technology rights (continued):

 (b)  1F7 rights:

On behalf of InNexus, Cusil paid Immune Network Ltd. ("Immune"), a Canadian public biotechnology company, a total of $10,000 in June 2002 in connection with the acquisition of an exclusive worldwide sub-license from Immune for all the intellectual property rights to the monoclonal antibody 1F7 (currently held by Immune under a license from the Sydney Kimmel Cancer Center in San Diego, California) to be used in conjunction with the SAT technology held by the Company.  Under the terms of the sub-license agreement, InNexus agrees to pay royalties of between 3% and 6% on certain licensed products.

In July 2003, the Company notified Immune that Immune is in breach of the sub-license agreement dated June 7, 2002.  Until such time that Immune provides sufficient evidence that it has remedied the material deficiencies identified by the Company, the Company does not plan to do any further work on the creation of a SuperAntibody™ form of 1F7.  Notwithstanding this breach, the Company does not believe there has been a material impairment in the value of its 1F7 rights.

In November 2005, the Company filed the PCT and national phase applications in Canada and Europe for Heavy and Light chains of Monoclonal Antibody IF7.

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

___

(c)

Additional antibodies for use with SAT:

In October 2004, the Company acquired specific antibodies for the treatment of coronary heart disease and chronic viral diseases from ImmPheron. These antibodies are in the late preclinical stage of development and the Company believes their potency can be enhanced using SAT. Consideration for the acquisition of all rights, title and interest in these antibodies was comprised of the issuance to ImmPheron of 500,000 exchangeable preferred shares of IEC, the payment of US$50,000, a royalty of 3% on net sales of any products developed by InNexus using the antibodies and payment of 10% of all consideration received by InNexus from which third party licenses of SuperAntibody™ version of the antibodies.

(d)

Transmembrane antibodies:

In November 2005, the Company filed PCT and US non-provisional international patent application in different countries including Canada, Europe, India and Korea for transmembrane antibody induced inhibition of apoptosis.

6.   Short-term loan:

On August 8, 2005, the Company borrowed $250,000 as a bridge loan from SDS Capital Group SPS Ltd. (the “Bridge Loan”), to fund its operations pending completion of the convertible preferred placement. The Bridge Loan was evidenced by a convertible note (the “Bridge Note”) payable on the earlier of (i) one hundred and eighty (180) days from the issuance date of the Bridge Note (the “Issuance Date”) or (ii) the closing of the convertible preferred placement and will bear interest at a rate of 10% per annum in the first ninety (90) days from the Issuance Date and 15% per annum thereafter until maturity.  Under the terms of the Bridge Note, the holder thereof may, at its option, elect to convert all or a portion of the outstanding principal amount of this Bridge Note, plus all accrued but unpaid interest thereon into Convertible Preferred Shares at a conversion price equal to one hundred ten percent (110%) of the outstanding principal amount of the Bridge Note plus any accrued interest thereon being converted. The Bridge Note was secured by a first charge on all of the assets of the Company and its subsidiaries.  The Bridge Note was converted into Convertible Preferred Shares on closing of that offering in October 2005 (Note 8(d)).

7.

Related party transactions:

During the nine months ended March 31, 2006, the Company was charged a total of $372,548 (nine months ended March 31, 2005 - $188,414) for consulting fees and research consulting fees from related parties and $32,000 (nine months ended March 31, 2005 - $45,000) of management fees from a related party.

As at March 31, 2006, there was no amount (June 30, 2005 - $20,932) due from related parties for expense advances.

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

8.

Share capital:

(a)

Authorized:

100,000,000 common shares without par value

Unlimited number of preferred shares

(b)

Issued and outstanding:

Number

of shares

Amount

Balance, June 30, 2004

19,141,157

$

2,741,546

       Issued pursuant to private placement,

           2,600,000

   1,064,326                   net of issuance cost

       Issued upon exercise of stock options

              185,000

        46,250

       Issued upon exercise of share purchase warrant

                           505,082

      131,771

             Balance, June 30, 2005

22,431,239

$  3,983,893

       Issued pursuant to private placement

           2,020,000

      458,543

          net of issuance cost ($46,457)

       Issued upon exercise of share warrants

           1,400,000

      378,000

       Balance, March 31, 2006

         25,851,239

$ 4,820,436

In September 2005, the Company completed a private placement of 2,020,000 units at $0.25 per unit for gross proceeds of $505,000. Each unit consisted of one common share and one non-transferable share warrant. Each warrant entitles the holder to purchase an additional common share for $0.30 per share for a two-year period from closing. In conjunction with this placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.

8.

Share Capital (continued):

(b)

Issued and outstanding (continued):

As at March 31, 2006, a total of 3,437,380 (June 30, 2005 – 4,173,964) of the issued common   shares are held pursuant to an escrow agreement that provides for the release of the escrowed shares over 72 months following Cusil’s transaction with InNexus (Note 3) in equal tranches of 5% at six month intervals for a period of 24 months, and thereafter in equal tranches of 10% at six month intervals for a period of 48 months.

As at March 31, 2006 a total of 6,917,188 shares have been allocated for issuance upon the conversion of exchangeable preferred shares of IEC (Note 8(c)).

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

 (c)

Exchangeable preferred shares:

Number

of shares

Amount

Issue pursuant to:

Business combination with InNexus (Note 3)

3,750,000

$

109,682

Acquisition of SAT rights from ImmPheron (Note 5(a))

2,500,000

25,000

Related party debt settlement *

167,188

83,594

Acquisition of T-15 and antibody rights from

ImmPheron (Note 5(c))

 500,000

250,000

Balance March 31, 2006 and June 30, 2005

6,917,188

$

468,276

*During fiscal 2003, the Company issued 167,188 exchangeable preferred shares of IEC in settlement of related party debts of $83,594.

The exchangeable preferred shares were issued by IEC and are convertible, at the option of the holder, into an equal number of common shares of the Company.

At March 31, 2006, 3,117,032 of the exchangeable preferred shares were held pursuant to an escrow agreement that provides for the release of the escrowed shares over 36 months following the business combination with InNexus in equal tranches of 15%, at nine month intervals.

8. Share capital (continued):

 (d)

Series A convertible preferred shares:

Number

of shares

Amount

Balance, June 30, 2005

-

$

-

      Issued pursuant to private placement

                25,000

    2,500,000

      Issued pursuant to Bridge loan’s conversion

     2,500                   250,000

      Issuance cost

     (321,444)

Balance, March 31, 2006

                27,500

 $ 2,428,556

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

______

In October 2005, the Company completed a private placement with institutional investors led by SDS Capital of Greenwich, Connecticut. The private placement consisted of 27,500 units (the “Units”), each of which is comprised of one Series A Convertible Preferred Share  (a “Series A Convertible Preferred Share”) and 400 warrants (the “Warrants”), at a price of $100 per unit for gross proceeds of $2,750,000. These proceeds included conversion of the principal amount of $250,000 owing to one of the Placees under the outstanding Bridge Loan (Note 6).

Each Series A Convertible Preferred Share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years and will be convertible, at the option of the holder, for a period of five years into 400 common shares of the Company.  During the nine months ended March 31, 2006, $105,479 of dividends were accrued.

.

The Company will have the right to redeem any outstanding Series A Convertible Preferred Shares at a price of $100 per share, plus any accrued but unpaid dividends, until the fifth anniversary from the date of issuance and at a price of $120 per share, plus any accrued but unpaid dividends after the fifth anniversary from the date of issuance, provided that the prevailing market price of the Company’s common share is less than $0.25.

The holder will have a “follow on” conversion right for 20 days after the notice of redemption at a price of $0.25 if prior to the fifth anniversary after issuance or, if after that date, at the market price, if such shares are issued without a four month hold period or, at the discount to the market price permitted under the TSX Venture Exchange’s rules, if issued with a four month hold period. A Finders’ fees of 8% of the gross proceeds of the placement was paid upon completion of the placement along with 660,000 finders’ warrants.  This financing was completed on October 7, 2005.

8. Share capital (continued):

(d)

Series A convertible preferred shares (continued):

The common shares of the Company issuable upon conversion of the Series A Convertible Preferred Shares or which were exercisable upon exercise of the Warrants comprising the Units were subject to a hold period expiring on January 31, 2006 (as to 23,665 Units), February 4, 2006 (as to 3,245 Units) and February 5, 2006 (as to 590 Units).

(c)

Stock options:  The continuity of stock options is as follows:

Expiry date	Exercise price	June 30, 2005	Granted	Exercised	Expired / cancelled	March 31, 2006
September 2, 2005	0.25	55,000	-	-	(55,000)	-
December 11, 2005	0.25	85,000	-	-	(85,000)	-
March 25, 2006	0.35	80,000	-	-	(80,000)	-
April 15, 2006 (*)	0.45	100,000	-	-	-	100,000
May 27, 2006	0.41	150,000	-	-	(50,000)	100,000
August 17,2006	0.26	100,000	-	-	-	100,000
December 16, 2006	0.55	250,000	-	-	-	250,000
April 20, 2007	0.40	200,000	-	-	-	200,000
June 30, 2007	0.25	1,125,000	-	-	-	1,125,000

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended March 31, 2006

(Unaudited, prepared by management)

September 30, 2007	0.35	-	325,000	-	-	325,000
March 15, 2008	0.30	-	150,000	-	-	150,000
March 28, 2008	0.30	-	80,000	-	-	80,000
February 6, 2011	0.29	-	1,715,000	-	-	1,715,000
		2,145,000	2,270,000	-	(270,000)	4,145,000
Weighted average exercise price		$ 0.32	$0.30	$ -	$0.31	$ 0.31

(*) Subsequent to March 31, 2006 these options have expired.

At March 31, 2006, a total of 2,204,722 (June 30, 2005 – 1,741,250) of the outstanding options are exercisable. For the nine months ended March 31, 2006, 2,270,000 were granted as compared to 650,000 options granted in the nine months ended March 31, 2005.

(f) Share purchase warrants:

The continuity of share purchase warrants is as follows:

Expiry date	Exercise price	June 30, 2005	Issued	Exercised	Expired	March 31, 2006

January 14, 2006	0.27	2,505,000	-	(1,400,000)	(1,105,000)	-
November 4, 2006	0.45	193,000	-	-	-	193,000
March 21, 2007	0.45	51,000	-	-	-	51,000
January 26, 2007	0.67	150,000	-	-	-	150,000
January 26, 2007	1.34	150,000	-	-	-	150,000
September 6, 2007	0.30	-	2,020,000	-	-	2,020,000
October 7, 2010	0.25	-	11,000,000	-	-	11,000,000
October 7, 2010	0.25	-	660,000	-	-	660,000
		3,049,000	13,680,000	(1,400,000)	(1,105,000)	14,224,000
Weighted average exercise price		$ 0.36	$ 0.26	$ (0.27)	$ (0.27)	$ 0.28

9.

Financial instruments:

As at March 31, 2006 in all material respects, the carrying amounts for the Company’s cash and cash equivalents, accounts receivable, other receivables and accounts payable and accrued liabilities approximate fair value due to the short-term nature of these instruments.  The Company is unable to determine the fair value of the amount due to ImmPheron with sufficient reliability due to the nature of those obligations and the lack of a ready market for such financial instruments.

10.

Subsequent events:

Subsequent to March 31, 2006 the Company signed a triple net lease agreement with respect to laboratory and office facilities at 13208 East Shea Boulevard, Scottsdale, Arizona.  The lease is for a term of 10 years, beginning on the earlier of occupancy or June 15, 2006 and the base rent is $49,600 per month.

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

Management Discussion and Analysis

for the nine months ended March 31, 2006

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For The Three and Nine Months Ended March 31, 2006

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements and related notes for the three and nine months ended March 31, 2006.  All dollar amounts are expressed in Canadian dollars unless otherwise indicated.  This discussion and analysis is based on information available to management as at May 12, 2006.

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com).

Special Note on Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements.  Forward looking statements are usually identified by our use of certain terminology, including but not limited to “will”, “believes”, “may”, “expects”, “should”, “seeks”, “anticipates” or “intends” or by discussions of strategy or intentions.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements.  Without limiting the generality of the foregoing, such factors may include the outcome of research and development programs, clinical trials and other scientific based activities, approval of drug applications by FDA or other regulatory bodies, the outcome of licensing and other prospective third party negotiations, actions of existing or yet unidentified competing products or companies, new scientific discoveries, changes in market conditions for the Company’s technology or products based thereon and numerous other factors, including those outlined in other disclosure documents filed by the Company on SEDAR.  Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Overview

InNexus is an innovative antibody-driven drug development company that has developed two technology platforms, SuperAntibody™ and TransMAbs™, which improve the potency of existing antibody products while opening new markets and disease applications. Both platforms utilize unique, novel and patented methods and technologies of InNexus. InNexus maintains its registered office in Vancouver, British Columbia with principle management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in-house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics.

Antibodies are produced naturally within the body and attack (bind with) diseased cells and either weaken or destroy them, allowing a person to recover from an infection. Monoclonal Antibody technology allows one to isolate and expand individual antibodies for the treatment of numerous diseases, including cancer. Monoclonal Antibodies display qualities unlike any other drug yet discovered in that they are very specific (good at targeting) and relatively non toxic; however, of the thousands of monoclonal antibodies developed to date only a relative few  have been approved by the FDA as drugs. Most have failed to become approved drugs because of a lack of potency.

SuperAntibody™ and TransMAb™ technology are drug modification approaches that add secondary properties to monoclonal antibodies (binding is a primary property) and applies to virtually every antibody product currently in development. Adding these secondary properties can increase the potency of antibodies or add new properties such as the ability to penetrate into living cells.

As an example, InNexus utilized SuperAntibody™ with a humanized monoclonal antibody, licensed by the FDA for the treatment of non-Hodgkin’s, B-Cell lymphoma. SuperAntibody™ greatly enhanced the killing of cancer cells in culture by this antibody, dramatically increasing its potential potency.

The major advantage of monoclonal antibody technology over other drug development approaches is superior specificity and lower toxicity. The Company believes that this advantage can be combined with InNexus’ technologies to produce better performing antibody based drug products with a higher likelihood of achieving FDA approval.

The worldwide market for antibodies for Therapeutic and Diagnostic Imaging applications was estimated at $7 billion in 2004, and forecast to grow to almost $15 billion by 2007.  According to the Pharmaceutical Research and Manufacturers of America, monoclonal antibody products represented approximately 27% of all biotechnology products in development by its members.  Industry sources estimate that there are currently 260 biotechnology companies worldwide involved in the development of at least 700 antibody-based products. Approximately 220 of these products were in clinical trials.

InNexus is engaged in monetizing its technology for its own product development projects whether independently, through collaborations or with strategic partners and through business development activities for the licensing of our technologies and services.  The Company’s business development strategy is focused on marketing SuperAntibody™ and TransMAb™ to the biotechnology and pharmaceutical community for the purpose of entering into licensing and co-development agreements whereby the Company may be paid a front-end payment, licensing fees, milestones payments or a combination of the previous for the use of its technology during development of products using SuperAntibody™ or TransMAb™ and any subsequent clinical trials.  Should a product be brought to market that utilizes SuperAntibody™ or TransMAb™, the licensing agreement may provide for the Company to be paid an ongoing royalty on gross sales.

InNexus’ SuperAntibody™ and TransMAb™ technology platforms have strong appeal to developers of monoclonal antibody products as the technology can potentially enable them to:

▪

Convert existing, not product grade, antibodies into ones with product potential (this probably represents the largest potential use of the technology platform with thousands of such antibody candidates);

▪

Increase potency and thus profitability as well as to extend patent life of FDA-approved products (there are currently 33 approved and pending antibody products with combined market potential of billions of dollars; such products have consumed one-half to two-thirds of their patent life before reaching the product approval stage);

▪

Achieve an “end around” existing patents on antibody diagnostic and therapeutics (each antibody developed with the SAT platform likely represents a new, patentable invention; this allows partners and InNexus to pursue products and markets in which there are already established competitors); and

▪

Create new uses and large new markets for antibody products, which did not previously exist (this includes the use of cell-penetrating antibodies which can bind to intracellular targets and antibody-based vaccines).

Corporate Development Update

We have made significant progress during the three and nine months ended March 31, 2006 with regard to advancing the Company’s dual mission: to monetize the Company’s technology through partnerships and to advance SuperAntibody™ technology into the clinic. The former involves multiple, ongoing partnering discussions, the identification of a product candidate, providing proof-of-principle research and negotiating licensing and/or co-development deals. InNexus will complete one or more of such pending agreements well within the industry average time frame. With regard to the latter mission, the Company is negotiating with multiple potential partners on co-development agreements to move its own products ahead to the clinic. Indeed, we also expect such negotiations to result in providing Innexus with capital to move ahead on one or more products within the calendar year.

Our progress includes Collaboration between InNexus Biotechnology and Affimed Therapeutics AG.  On April 10, 2006 the Company announced a collaboration utilizing Affimed’s antibodies and InNexus’s

SuperAntibody™ antibody enhancement drug development platform. Under terms of the agreement, the companies will complete feasibility studies and InNexus will have a right to license one of Affimed’s antibodies while Affimed will have the right to license SuperAntibody™ technology for one antibody. The exercise of such rights are expected to trigger payments in the form of licensing fees, milestone payments and sales royalties.  (See “Special Note on Forward Looking Statements”).

Relocation of Principle Management and Appointments of Officers and Directors

As Innexus continues its growth as a leader in its area of expertise, the Company has relocated its principle management to a new location at the Mayo Clinic Campus, Scottsdale, Arizona. As announced February 14, 2006, this new location will provide an improved office environment for our expanding team and serve as a launch pad in the creation of new SuperAntibody™ based therapies.  The Company will maintain an office in Vancouver, British Columbia..

On January 4, 2006 Jeff Morhet was appointed as Chief Operating Officer (“COO”).  Mr. Morhet had served as the Company’s Vice President of Operations and Interim CFO. Mr. Morhet has broad experience in drug development, manufacture and pharmaceuticals. His background includes progressive roles at Baxter Healthcare, Merck and Astra Zeneca. On March 3, 2006 Mr. Wade Brooksby was appointed as Chief Financial Officer (“CFO”). Mr. Brooksby has held senior management positions in various companies ranging in size from small closely held companies to multi-billion dollar Fortune 100 NYSE firms and has been involved in the development of licensing agreements of products and services in USA, Canada, Mexico, Australia, South Africa, England, Germany, France, Spain and the Netherlands. On November 28, 2005 Mr. E. Brinton Coxe was appointed to the Board of Directors.  Mr. Coxe has more than 25 years of experience in the areas of corporate finance, mergers and acquisitions. He is the Chairman of E.B. Coxe & Co., LLC, a Greenwich, CT company specializing in funding and managing small cap companies. He is also a strategic partner of SDS Capital Partners, LLC, which has approximately US$300 million under management. Mr. Coxe provides senior advisory services to the fund in connection with transactions and financings and his ties with the investment community in the eastern USA will assist InNexus in pursuing growth opportunities in the US.

Loans and Private Placements of Common Shares and Convertible Preferred Shares

On August 8, 2005, the Company borrowed $250,000 as a bridge loan from SDS Capital Group SPS Ltd. (the “Bridge Loan”), to fund its operations pending completion of the convertible preferred placement. The Bridge Note was converted into Convertible Preferred Shares on closing of that offering in October 2005.

On September 6, 2005 the Company completed a non-brokered private placement of units consisting of one common share and one non-transferable share purchase warrant, exercisable to purchase an additional common share of the Company at $0.30 per share for a two-year period from closing.  Due to demand, the private placement was over-subscribed and was increased from 1,200,000 units to 2,020,000 units at $0.25 per unit, for gross proceeds of $505,000.  In conjunction with this private placement, the Company paid issuance costs of $14,207 and finder’s fees of $32,250.

In October 2005, the Company completed a private placement with institutional investors led by SDS Capital of Greenwich, Connecticut. The private placement consisted of 27,500 units (the “CPS Units”), each of which is comprised of one Series A Convertible Preferred Share  (a “Series A Convertible Preferred Share”) and 400 warrants (the “Warrants”), at a price of $100 per CPS Unit for gross proceeds of $2,750,000. These proceeds included conversion of the principal amount of $250,000 owing to one of the Placees under the outstanding Bridge Loan.

Each Series A Convertible Preferred Share will bear a cumulative 8% dividend increasing to 12% in the third and succeeding years and will be convertible, at the option of the holder, for a period of five years into 400 common shares of the Company.   During the nine months ended March 31, 2006, $105,479 dividends were accrued.

.

The Company will have the right to redeem any outstanding Series A Convertible Preferred Shares at a price of $100 per share, plus any accrued but unpaid dividends, until the fifth anniversary from the date of issuance and at a price of $120 per share, plus any accrued but unpaid dividends after the fifth anniversary from the date of issuance, provided that the prevailing market price of the Company’s common share is less than $0.25.

The holder will have a “follow on” conversion right for 20 days after the notice of redemption at a price of $0.25 if prior to the fifth anniversary after issuance or, if after that date, at the market price, if such shares are issued without a four month hold period or, at the discount to the market price permitted under the TSX Venture Exchange’s rules, if issued with a four month hold period. A Finders’ fee of 8% of the gross proceeds of the placement was paid upon completion of the placement along with 660,000 finders’ warrants.  This financing was completed on October 7, 2005.

During the nine-month period ended March 31, 2006, 1,400,000 warrants were exercised for proceeds of $378,000 and 1,105,000 warrants expired. A total of 13,680,000 warrants were granted in the nine months ended March 31, 2006.

Results of Operations

During the nine-month period ended March 31, 2006, the Company incurred a loss of $1,811,555 as compared to a loss of $1,339,039 for the nine-month period ended March 31, 2005.

During the nine month period ended March 31, 2006 the Company expended $537,205 on research consulting fees ($ 367,595 during the same period in 2005) and $27,784 was deferred as per note 2(d) ($312,482 during the same period in 2005).

The significant changes during the current fiscal period are as follows:

During the nine-month period ended March 31, 2006 the Company received interest income of $34,785 compared to interest income of only $3,712 received during the nine-month period ended March 31, 2005, which is the result of the higher balance of cash due to the offerings described above.

Investor relations amounted to $157,144 during the nine months ended March 31, 2006 (nine months ended March 31, 2005 - $Nil) as the Company commenced engaging several consultants and investor relation companies in fiscal 2006 to increase the visibility and profile of the Company in the biotechnology community as well as in the investing community.

During the nine-month period ended March 31, 2006, the Company incurred legal and accounting fees of $169,993 as compared to $80,190 for the same period in 2005, due principally to increased cost to prepare and file regulatory documents, including various registration statements with the SEC and the TSX Venture Exchange.

As the Company increased its research activity, research consulting fees paid to a related party increased to $99,903 during the nine-month period ended March 31, 2006 from $57,657 paid during the same period in 2005.   The Company’s accelerated research efforts also resulted in additional research consulting fees being paid to ImmPheron ($410,788) and other parties ($26,514) for work performed, such as patent filings, during the nine-month period ended March 31, 2006 (2005 - $289,694 and $20,244, respectively).

$65,069 stock-based compensation expense for the 2,270,000 options granted to employees and consultants was recorded during the nine-month period ended March 31, 2006.  These options have various vesting periods, thus lowering the stock-based compensation expense.  During the same period in 2005, 900,000 options were granted and $138,407 stock-based compensation was recorded.

Telephone expense of $61,193 incurred during the current period was increased from last year’s $21,435 due to increased levels of activity for business development and shareholder communications.

Transfer agent and filing fees of $37,796 incurred during the nine-month period ended March 31, 2006 were increased from last year’s $15,713 as a result of extra filing fees paid to the TSX Venture Exchange regarding the private placement completed during the current period.

Travel expenses of $180,866 were incurred during the nine-month period ended March 31, 2006 as compared to travel expenses of $182,414 during the nine-month period ended March 31, 2005.  The travel expenses relate to business development activities including attendance at biotechnology conferences in the United States and Europe.

Selected Annual Information

Expressed in $	Year ended June 30, 2005	Year ended June 30, 2004	Year ended June 30, 2003
Revenue	4,401	267,914	Nil
Net loss	2,177,521	925,913	466,862
Per share – basic and diluted	0.10	0.06	0.06
Total assets	710,720	1,002,766	596,898
Long-term liabilities	Nil	53,820	107,720
Cash dividend declared	Nil	Nil	Nil

 Summary of Quarterly Results

Expressed in $	Q3-06	Q2-06	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04
Revenue	16,450	17,766	579	688	3,029	297	387	142
Net Loss (1)	(640,916)	(716,949)	(453,690)	(838,482)	(463,603)	(526,154)	(349,282)	(409,519)
Per Share(1)	(0.025)	(0.028)	(0.020)	(0.038)	(0.021)	(0.025)	(0.018)	(0.026)

(1) Net loss in total and on a per share basis is the same as net loss before extraordinary items. Diluted loss per share is the same as basic loss per share as the effect of outstanding options, warrants and other dilutive instruments would be anti-dilutive.

Trend analysis:

During the fourth quarter of fiscal 2004, the loss increased to $409,519 as result of increased expenditures during the quarter for travel ($43,704), office and administration ($26,414), legal and accounting ($47,723), stock-based compensation ($27,912) and research consulting fees paid to ImmPheron Inc. ($105,230) and others for patent work ($17,734).

The decrease in the loss for the first quarter of fiscal 2005 (the nine-month period ended December 31, 2004) to $349,282 from the $409,519 incurred during the fourth quarter of fiscal 2004 was a result of reduced expenditures during the quarter for travel ($35,608), office and administration ($22,175), legal and accounting ($31,503), stock-based compensation ($17,740) and research consulting fees paid to ImmPheron Inc. ($97,299) and others ($8,145).

During the second quarter of fiscal 2005, the loss increased to $526,154 primarily as a result of an increase in amortization expense to $36,696 due to the acquisition of additional technology rights during the period, an increase in consulting fees during the period to $99,360 for increased staff levels and an increase in stock-based compensation expense, a non-cash expense, to $120,667 due to options granted during the period to consultants and employees.

The loss during the third quarter of fiscal 2005 decreased to $463,603 due primarily to the elimination of stock-based compensation expense as no options were granted during the period.  This compares to a stock-based compensation expense of $120,667 incurred during the second quarter of fiscal 2005.

During the fourth quarter of fiscal 2005, the net loss increased to $838,482 due primarily to stock-based compensation expense of $213,247 incurred for the granting of stock options, the majority of which were to replace previously granted stock options that expired during the period. A further $90,000 of finance expenses was incurred to record the fair value of warrants issued in conjunction with a corporate finance and investment banking agreement. In addition, an expense of $44,656 was incurred during the fourth quarter for leasehold improvements at the ImmPheron Inc.’s facility in Kentucky, and another $51,777 was incurred as legal fees during the quarter for patent review and filing.

During the first quarter of fiscal 2006, the decrease in the loss to $453,690 from the $838,482 incurred during the last quarter ended June 30, 2005 is due mainly to a decrease in finance expense incurred and stock-based compensation.

The loss during the period ended December 31, 2005 increased to $716,949 primarily due to an increase in consultation fees as new consultants were hired as well as an increase in accounting and legal fees for the 2005 year-end audit and SEC 20-F filing. Travel expenses increased as the Company participated in trade shows in Europe and US.

During the third quarter of fiscal 2006 (period ended March 31, 2006), the decrease in the loss to $640,916 from $716,949 during the last quarter ended December 31, 2005, is primarily due to a decrease in management fees, investor relations and the transfer agent and filing fees, most of which were related to the greater level of financing activities being undertaken at that point.

Liquidity and Capital Resources

At March 31, 2006, the Company had working capital of $1,261,008 as compared to working capital deficit of $9,995 at June 30, 2005.

Cash increased by $1,337,985 during the nine months ended March 31, 2006 as the Company closed a private placement of 2,020,000 units at $0.25 per share for gross proceeds of $505,000 in September 2005. In addition, in October 2005, the Company completed a convertible preferred share offering for gross proceeds of $2,750,000, including the conversion of its Bridge Loan (see “Loans and Private Placements of Common Shares and Convertible Preferred Shares” section).  The Company also received $378,000 as a result of the exercise of warrants during the nine months ended March 31, 2006.

The Company used cash of $1,601,946 in its operating activities during the nine months ended March 31, 2006 (see “Results of Operations” section for more details).  In addition, the Company also consumed cash of $280,570 in acquiring equipment and technology rights during the same period in fiscal 2006.

The Company does not earn any significant revenue from current operations and is highly dependant on additional capital to fund its operations.  The Company has relied on obtaining capital through the sale of its securites to do so and expects to do until it is able to secure adequate revenue from licensing its technology and other operating activities.  The sale of securities is highly dependant upon numerous conditions, such as the prevailing state of capital markets, success in contractual negotiations with third partiies, success of products using the Company’s technology and other factors many of which are larely out of the Company’s control.  The Company has, in the past, been successful in securing sufficient funds through the sale of its securities to meet its opertating requirements, and anticipates that it will continue to do so, but there is no assurance that it will be able to raise sufficient capital to fund its operations through the sale of its securities on terms favourable to the Company or at all.

The new financings in fiscal 2006 will enable the Company to fund its operations, at the current level of expenditure and in the absence of licensing revenues, for at least the next fiscal year.   (See “Special Note on Forward Looking Statements”).

Commitments

The Company has guaranteed a lease for ImmPheron Inc. on laboratory space in the Kentucky Technology Center in Lexington, Kentucky.   This lease is for a term of five years with the following rent structure:

a)

monthly rent of US$2,514 for the first year;

b)

monthly rent of US$3,352 for the second year; and

c)

monthly rent of US$ 4,190 for the third, fourth and fifth years.

After the third year, the lease can be terminated on 90 day written notice and payment to the Kentucky Technology Center of the non-depreciated costs for leasehold improvements they have incurred on behalf of ImmPheron Inc.

Related Party Transactions

During the nine months ended March 31, 2006, the Company was charged a total of $372,548 (nine months ended March 31, 2005 - $188,414) for consulting fees and research consulting fees from related parties and

$32,000 (nine months ended March 31, 2005 - $45,000) of management fees from a related party. As at March 31, 2006, there was no amount (June 30, 2005 - $20,932) due from related parties for expense advances.

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of May 12, 2006.

Off Balance Sheet Arrangements

The Company does not have any off balance sheet arrangements.

Changes in Accounting Policies

There were no changes in the Company’s accounting policies during the nine months ended March 31, 2006.

Equity Securities Issued and Outstanding

The Company had 25,851,239 common shares issued and outstanding as of March 31, 2006 and May 12, 2006. 4,195,000 stock options with exercise prices ranging from $0.25 to $0.55 as well as 14,224,000 share purchase warrants with exercise prices ranging from $0.25 to $1.34 were outstanding as at March 31, 2006. As at May 12, 2006, all the options and warrants were still outstanding with the exception of 100,000 options expired on April 15, 2006.  In addition, 6,917,188 exchangeable preferred shares issued by InNexus Exchange Corp., which at the option of the holder, are convertible into equal number of common shares of the Company at no additional consideration.  As at March 31, 2006, 3,117,032 of the exchangeable preferred shares issued remained in escrow.

In conjunction with the Convertible Preferred Share financing completed by the Company in October 2005, as at March 31, 2006 and May 12, 2006, there were 27,500 convertible preferred shares issued and outstanding that are convertible at the option of the holder into up to 11,000,000 shares of the Company and 11,000,000 share purchase warrants (see “Loans and Private Placements of Common Shares and Convertible Preferred Shares” section).

Sale of Shares of ProtoKinetix

During our fiscal year ended June 30, 2005, the Company sold 1,600,000 shares of ProtoKinetix, Inc. a US Bulletin board listed company (OTCBB: PKTX) of Vancouver, B.C (“ProtoKinetix”), held by the Company’s US subsidiary (“InNexus US”), for a gain on sale of CDN$47,128.

These shares were issued under the terms of a development and license agreement between InNexus US and Beglend Corporation SA dated January 7, 2002 (the “License Agreement”) which was later assigned to a predecessor of Protokinetix, which issued the shares (the “ProtoKinetix Shares”) on or about October 30, 2003.  Under the terms of the License Agreement, the Company licensed certain rights to its SAT technology platform to Protokinetix for use in conjunction with up to three antibodies.  Since the Protokinetix Shares were issued in consideration of license rights, the Company treated the value of the shares as income and recognized $266,666 as revenue, based on the trading price of Protokinetix’s shares on the OTC Bulletin Board at the time.

In accordance with the terms of the License Agreement, the ProtoKinetix Shares were affixed with a restrictive legend, reflecting resale restrictions applicable under US Securities law, which are set out in Rule 144 (“Rule 144”) promulgated by the US Securities and Exchange Commission (“SEC”). These rules, offered the Company a ‘safe harbour’ for the resale of the ProtoKinetix Shares subject to fulfillment of certain conditions.  These conditions included holding the shares for a 1 year “hold period” (§230.144(d)(1)), certain restrictions on the number of shares sold based on prior Protokinetix trading volumes and the number of its outstanding shares (the “Trading Volume Conditions”), and a requirement that ProtoKinetix meet certain  ‘current public information’ requirements in §230.144 (c) at the time of sale (the “Public Information Requirements”).  In addition, since the certificate representing the ProtoKinetix shares was affixed with a restrictive legend reflecting Rule 144 resale restrictions, the Company was unable to sell any of the ProtoKinetix Shares as unrestricted shares without first removing the legend.

The hold period expired on or about October 30, 2004, which allowed the Company to resell the ProtoKinetix Shares under the Rule 144 ‘safe harbour’ provided it could meet the foregoing conditions.  The Company concluded that it would be legally entitled to do so and, in early 2005, decided to try to sell some or all of the shares in the public market.  This required removal of the restrictive legend on the share certificates which, in turn, required the Company to obtain a legal opinion acceptable to ProtoKinetix to the effect that all of the Rule 144 requirements had been met. Between late February and early April, 2005, the Company attempted to have the restrictive legend on the ProtoKinetix Shares removed, but was unsuccessful.  Around this time,  Protokinetix introduced a prospective purchaser to the Company who indicated it would be prepared to purchase the shares as restricted securities, without removal of the Legend.  Negotiations ensued which eventually resulted in an agreement dated April 20, 2005 which provided for the private purchase and sale of all of the ProtoKinetix Shares, as restricted shares, for the sum of US$0.15625 per share or US$250,000 in total (the “Private Sale”).

The trading price of ProtoKinetix shares on or about April 20, 2005 was approximately US$0.71 per share – substantially higher than the purchase price realized under the Private Sale agreement.  Management of the Company considered this disparity in price and concluded that, in light of all the circumstances, and in particular, the requirements for public sale of the shares relying on Rule 144, the Private Sale was reasonable in all of the circumstances.  Although, in the Company’s view, it was legally entitled to sell all or a portion of the ProtoKinetix Shares under Rule 144, Management concluded that the Company faced a number of practical obstacles to realizing full market price for its ProtoKinetix Shares.  In particular, because of the Rule 144 Trading Volume Conditions, the Company concluded that it would take in excess of 8 months to sell all the ProtoKinetix shares, assuming ProtoKinetix’s trading volumes continued at the same levels, and assuming the Company was in fact able to sell without adversely affecting prices and volumes.  Management concluded that, given ProtoKinetix’s financial position and stage of development, there could be no assurance that its underlying business would continue to support its then prevailing share prices throughout that period.  In addition, for the Company to rely on Rule 144, ProtoKinetix also had to be able to meet the Public Information Requirements at the time of sale.  Management concluded there could be no assurance that this would be the case for any future sales.  In addition, Management concluded that, regardless of the Company’s view as to its lawful entitlement to sell under Rule 144, it was necessary as a practical matter to have the restrictive legend removed from the ProtoKinetix Shares in order to sell them publicly, something it had not been successful in doing after several months of trying. Management concluded that, although they might be able to force removal of the legend through legal action, such action would require the Company to incur significant time and expense.  In addition, the Company was experiencing serious cash constraints at that time and did not have any immediate prospects for raising additional equity capital.  Management concluded that it would be necessary for the Company to sell its ProtoKinetix Shares quickly in order to fund its immediate cash requirements.  After considering these cash constraints, management concluded that, even if the potential eventual recovery from the sale of the ProtoKinetix Shares could justify the additional time and expense of the necessary legal action, which was not a certainty due to the associated risks, the Company still could not afford the delays and cost inherent in pursuing legal action, regardless of the possible outcome.

In light of the foregoing, the Company concluded that the Private Sale was reasonable and in the best interests of the Company, in all the relevant circumstances.  Accordingly, it entered into the purchase and sale and closed the transaction on or about May 2, 2005.

Recording of Sale of ProtoKinetix Shares

This transaction is presented differently in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) than it is when presented in accordance with United States generally accepted accounting principles (“United States GAAP”).  Although an explanation of the difference is contained in Note 14(c) of the InNexus June 30, 2005 audited financial statements, the Company wishes to provide further description of that transaction and a summary of the disclosure differences to assist the reader of the financials statements to reconcile the differences between Canadian and United States GAAP for this transaction.

After expiry of the Rule 144 one year hold period on the ProtoKinetix Shares in October, 2004, the Company took the position that the primary requirement for resale of its shares under Rule 144 had been met and it should be entitled to legally resell all or a portion of the shares.  Based on this understanding, and upon advice of its Auditors, the Company, reported, in the notes to its Annual Financial Statements for the year ended June 30, 2005 (“2005 Financial Statements”), (which was also filed together with its Annual Report on Form 20F for that period filed on the US EDGAR filing system) that the ProtoKinetix Shares were “restricted from trading under US securities rules until October 2004” (Note 5 – “Investment”) and were “valued at the trading price of the shares at the time of the announcement, being CDN$0.12 per share, for a total of CDN$266,666.”

In accordance with Canadian GAAP the investment was presented at original cost (CDN$266,666), that original cost amount remained on the balance sheet until the date of the sale of the investment and then, at the date of the sale of the investment, the sale amount was CDN$47,128 greater than the original cost, which was reported on the June 30, 2005 Consolidated Statements of Operations and Deficit as a “Gain on sale of investment” of CDN$47,128.

In accordance with United States GAAP, the investment was determined to be “available for sale” (Note 14(c) and therefore, rather than presenting the investment at its original cost, the investment would be presented at its cost plus the “unrealized holding gain”.  The result is an increase in the investment amount, in this case by CDN$1,654,005, due to an increase in the quoted market value of Protokinetix from the date of the original transaction until June 30, 2004.  When the shares were sold in May 2005, the actual sale amount was significantly less than the quoted market value as at June 30, 2004.  This decrease from the June 30, 2004 quoted market value to the May 2, 2005 sale amount resulted in an “unrealized holding loss” on the investment in the amount of CDN$1,654,005 leaving a gain from the sale of the investment at CDN$47,128.  The reader should note that the actual gain on the sale of the investment is the same for Canadian GAAP as it is for United States GAAP.

In light of the foregoing description of the circumstances respecting the sale of the ProtoKinetix Shares, it is clear now that Note 5 to the June 30, 2005 Financial Statements would have been more complete if, in addition to referring to the hold period under Rule 144 which was to expire in October 2004, it also referred to the “trading volume” and “public information” conditions describe above, and described the restrictions on the Company’s ability to sell the shares due to the existence of a restrictive legend, such legend being difficult for the Company to remove.

As a result in Note 14 of the June 30, 2005 financial statements the transaction as described in accordance with United States GAAP presents an unrealized holding gain of CDN$1,654,005 which was not realized and gives the potential appearance of volatility that may not have been a true representation of the market values of the investment at various points in time.  In fact, the amount of the gain on the sale of the investment is the same under Canadian GAAP and United States GAAP, however for United States GAAP purposes the method of presentation showed a volatility of the market value of the investment resulting first in an “unrealized holding gain” and then in an “unrealized holding loss”.

No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.  This document contains statements based upon Management’s anticipation of future conditions, which may vary from actual results.  (See “Special Note on Forward Looking Statements”).

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

Form 52-109F2 Certification of Interim Filings

I,  ALTON CHARLES MORGAN, CHIEF EXECUTIVE OFFICER  of INNEXUS BIOTECHNOLOGY INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INNEXUS BIOTECHNOLOGY INC., (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

May 30, 2006

“Alton Charles Morgan”

_______________________

ALTON CHARLES MORGAN

PRESIDENT & CEO

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.

Form 52-109F2 Certification of Interim Filings

I WADE BROOKSBY, Chief Financial Officer  of INNEXUS BIOTECHNOLOGY INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INNEXUS BIOTECHNOLOGY INC., (the issuer) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

May 30th , 2006

“Wade Brooksby”

_______________________

WADE BROOKSBY

CHIEF FINANCIAL OFFICER

Filed on EDGAR by Onlinesecuritiesfilings.com Inc.